Exhibit H

        SUGGESTED FORM OF NOTICE OF PROPOSED TRANSACTIONS

Entergy Louisiana, Inc. (70-7580)

          Entergy Louisiana, Inc. ("Entergy Louisiana"), 639 Loyola Avenue, New Orleans, Louisiana 70113, a subsidiary of Entergy Corporation, a registered holding company, has filed a post-effective amendment to its Application-Declaration under Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935 ("Act") .

          Pursuant to Commission authorization (HCAR Nos. 24810, 25246, 26460 and 27087, February 2, 1989, January 24, 1991,
January 24, 1996 and October 15, 1999, respectively) (the "Orders"), Entergy Louisiana, Inc. ("Entergy Louisiana") entered into a Fuel Lease, dated as of January 31, 1989 (the "Lease"), with River Fuel Company #2, Inc. ("River Fuel"). Pursuant to the Lease, River Fuel acquires nuclear fuel for use at Entergy Louisiana's Waterford 3 nuclear generating unit and leases such nuclear fuel to Entergy Louisiana. Under the terms of the Lease, Entergy Louisiana is required to make rental payments in such amounts as are necessary for River Fuel to meet its debt service requirements and other expenses.

          In accordance with the terms of the Orders, River Fuel finances the acquisition of nuclear fuel through (a) revolving credit borrowings and/or the issuance of commercial paper pursuant to an Amended and Restated Credit Agreement, dated as of November 19, 1999 (the "1999 Credit Agreement"), with The Bank of New York, as agent, and various other Lenders thereunder; and (b) the issuance and sale of intermediate term secured notes to institutional investors. The commercial paper issued pursuant to the 1999 Credit Agreement is supported by irrevocable direct-pay letters of credit issued by the Lenders. The Orders further provide that River Fuel's combined obligations under its credit facility and its outstanding intermediate term secured notes may at no time exceed $160 million.

          River Fuel is currently in discussions with The Bank of New York concerning the execution of a new credit agreement which will replace (and extend the term of) the 1999 Credit Agreement. Due to changes in the credit markets that have occurred since the execution of the 1999 Credit Agreement, The Bank of New York, together with certain additional proposed lenders, are requiring certain adjustments in the interest rates and fees payable by River Fuel thereunder.

          In accordance with the terms of the Orders, River Fuel is currently authorized to pay interest under the 1999 Credit Agreement as follows: (1) in the case of base rate borrowings, a maximum rate of interest equal to the higher of (a) the prime rate in effect on the date of such borrowing, and (b) the sum of 1% per annum and the Federal Funds Rate in effect on the date of such borrowing; and (2) in the case of borrowings based on the London Interbank Offered Rate ("LIBOR"), a maximum rate of interest equal to 2% per annum in excess of LIBOR.

          In addition, in accordance with the terms of the Orders, River Fuel is currently authorized to pay the following maximum fees under the 1999 Credit Agreement: (1) a maximum letter of credit fee of 1% per annum on the average aggregate face amount of commercial paper outstanding during each quarter that Entergy Louisiana's senior debt is investment grade, and 1-7/8% per annum on the average aggregate face amount of commercial paper outstanding during each quarter that Entergy Louisiana's senior debt is not investment grade; (2) a maximum commitment fee of 1/4 of 1% per annum on the difference between the maximum commitment under the 1999 Credit Agreement and the average daily amount of commercial paper and revolving credit loans outstanding thereunder during each quarter; and (3) a maximum administrative fee of $10,000 per annum.

          In connection with the execution by River Fuel of a new credit agreement, it is now proposed that loans under River Fuel's new credit agreement (or any successor credit agreement) bear interest at rates not in excess of those rates generally obtainable at the time for loans having the same or reasonably similar maturities, obtained by companies of the same or reasonably comparable credit quality and having reasonably similar terms, conditions and features.

          In addition, it is also now proposed that River Fuel pay maximum fees under the new credit agreement (or any successor credit agreement) as follows: (1) a maximum letter of credit fee of 5% per annum on the average aggregate face amount of commercial paper outstanding during each quarter, with the specific amount of such fee to be determined based upon Entergy Louisiana's senior debt rating; (2) a maximum commitment fee of 2% per annum on the difference between the maximum commitment under the new credit agreement and the average daily amount of commercial paper and revolving credit loans outstanding thereunder during each quarter; (3) a maximum administrative fee of $50,000 per annum; and (4) maximum one time closing fees of $1,500,000, consisting of up-front fees, arrangement fees, administrative agency fees and such other closing fees as are customary in connection with similar credit agreements.

          Under the terms of the Lease, River Fuel may not enter into any successor credit agreement without the consent of Entergy Louisiana. Authorization is requested for Entergy Louisiana to consent to the execution by River Fuel of a new credit agreement (and any successor credit agreements) incorporating the terms described herein.

          The Post-Effective Amendment to the Application-Declaration and any further amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _____________, 2000, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants and declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any reque6t for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application-Declaration as so amended, may be granted and/or permitted to become effective.

          For the Commission, by the Division of Investment
Management, pursuant to delegated authority.


                              ___________________________________
                                        Secretary